Tailwind Acquisition Corp.
1545 Courtney Ave

Los Angeles, CA 90046

August 26, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Tailwind Acquisition Corp. Registration Statement on Form S-1 Filed August 18, 2020 File No. 333-248113

Ladies and Gentlemen:

This letter sets forth responses of Tailwind Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 25, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Registration Statement on Form S-1 filed August 18, 2020

Our Advisory Board, page 79

1.	Staff’s comment: We note your disclosure that you have "assembled a highly differentiated Advisory Board of accomplished founders and operators that will help position [you] as the value-add partner of choice for today’s leading entrepreneurs." Please expand your disclosure to delineate the specific roles and duties of the Advisory Board in contrast to the duties of your management team in connection with any initial business combination. Please also disclose whether you intend to pay any consulting fees or other compensation to members of your Advisory Board. We note disclosure that no compensation of any kind, including finder’s and consulting fees, will be paid to your "sponsor, officers and directors, or any of their respective affiliates," for services rendered prior to or in connection with the completion of your initial business combination. Please clarify.

Response: The Company acknowledges the Staff’s comment and has provided clarifications to the disclosure.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Matt Eby
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Peter S. Seligson Kirkland & Ellis LLP

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